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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    1    )*
                                          -------

                             Select Comfort Corp.
            -------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
            -------------------------------------------------------
                        (Title of Class of Securities)

                                   81616X103
                        -------------------------------
                                (CUSIP Number)


                               December 31, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

          [_]  Rule 13d-1(b)
          [_]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 pages

  -------------------                                         ------------------
  CUSIP No. 81616X103                 13G                     Page 2 of 14 pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Consumer Venture Partners I, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0- Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0- Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0- Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      -0- Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------

                               Page 2 of 14 pages

  -------------------                                         ------------------
  CUSIP No. 81616X103                 13G                     Page 3 of 14 pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Consumer Venture Associates, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0- Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0- Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0- Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      -0- Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------

                               Page 3 of 14 pages

  -------------------                                         ------------------
  CUSIP No. 81616X103                 13G                     Page 4 of 14 pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Consumer Venture Partners II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0- Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,962,801 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,962,801 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,962,801 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      10.88%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------

                               Page 4 of 14 pages

  -------------------                                         ------------------
  CUSIP No. 81616X103                 13G                     Page 5 of 14 pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Consumer Venture Associates II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0- Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,962,801 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,962,801 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,962,801 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      10.88%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------

                               Page 5 of 14 pages

  -------------------                                         ------------------
  CUSIP No. 81616X103                 13G                     Page 6 of 14 pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Pearson C. Cummin III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            17,596 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,963,304 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             17,596 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,963,304 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,980,900 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      10.98%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

                               Page 6 of 14 pages

  -------------------                                         ------------------
  CUSIP No. 81616X103                 13G                     Page 7 of 14 pages
  -------------------                                         ------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Christopher P. Kirchen

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            43,698 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,964,106 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             43,698 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,964,106 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,001,499 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.13%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

                               Page 7 of 14 pages

Item 1(a).  Name of Issuer:  Select Comfort Corp.
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:  6105 Trenton Lane
            -----------------------------------------------
            North, Suite 100, Plymouth, MN 55442

Item 2(a).  Names of Persons Filing:  Consumer Venture Partners I, L.P.
            -----------------------
            ("CVP I"), Consumer Venture Associates, L.P. ("Consumer Associates"), Consumer Venture Partners II, L.P. ("CVP II"), Consumer Venture Associates II, L.P. ("Consumer Associates II"), Pearson C. Cummin III and Christopher P. Kirchen. Messrs. Cummin and Kirchen (collectively, the "General Partners") are the general partners of Consumer Associates, the sole general partner of CVP I, and Consumer Associates II, the sole general partner of CVP II.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------
            The address of the principal business office of CVP I, CVP II, Consumer Associates, Consumer Associates II and each of the General Partners is Consumer Venture Group, Inc., Three Pickwick Plaza, Greenwich, CT 06830.

Item 2(c).  Citizenship:  CVP I, CVP II, Consumer Associates and Consumer
            -----------
            Associates II are limited partnerships organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 2(d).  Title of Class of Securities:  Common Stock, $.01 par value.
            ----------------------------

Item 2(e).  CUSIP Number:  81616X103
            ------------

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
            -------------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

            Not Applicable.

Item 4.     Ownership.
            ---------

            (a) Amount Beneficially Owned: Each of CVP II, and Consumer Associates II (individually as "Entity" and collectively the "Entities") may be deemed to own beneficially 1,962,801 shares of Common Stock as of December 31, 1999. CVP I and Consumer Associates are each the record owner of 0 shares. CVP II is the record owner of 1,962,801 shares. Additionally, in their capacities as individual general partners of Consumer Associates II, each of the General Partners may be deemed to own beneficially 1,962,801 shares of Common Stock. Mr. Cummin is the record owner of 17,596 shares of common stock, in addition, Mr. Cummin may be deemed to beneficially own 503 shares of common stock held by the Pearson C. Cummin III Profit Sharing Plan. Mr. Kirchen is the record owner 43,698 shares of common stock (which includes

                               Page 8 of 14 pages
                 options to purchase 5,000 shares of common stock), additionally, Mr. Kirchen may be deemed to beneficially own 1,305 shares of common stock held by the Christopher P. Kirchen IRA.

            (b)  Percent of Class: CVP I: 0%; CVP II: 10.88%; Consumer
                 Associates: 0%; Consumer Associates II: 10.88%; Mr. Cummin:
                 10.98%; Mr. Kirchen: 11.13%. The foregoing percentages are calculated based on the information provided in the Issuer's Form 10 Q filed with the Securities and Exchange Commission on November 10, 1999.

            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 0 shares for CVP I, 0 shares for Consumer Associates, 0 shares for CVP II, 0 shares for Consumer Associates II, 17,596 shares for Mr. Cummin and 43,698 shares for Mr. Kirchen.

                 (ii)  shared power to vote or to direct the vote: CVP I:
                       0 shares; CVP II: 1,962,801 shares; Consumer Associates:
                       0 shares; Consumer Associates II: 1,962,801 shares,
                       Mr. Cummin 1,963,304 shares, and Mr. Kirchen 1,969,106 shares.

                 (iii) sole power to dispose or to direct the disposition of: 0 shares for CVP I, 0 shares for Consumer Associates, 0 shares for CVP II, 0 shares for Consumer Associates II, 17,596 shares for Mr. Cummin and 43,698 shares for Mr. Kirchen.

                 (iv) shared power to dispose or to director the disposition of CVP I: 0 shares; CVP II: 1,962,801 shares; Consumer
                       Associates: 0 shares; Consumer Associates II: 1,962,801 shares, Mr. Cummin 1,963,304 shares, and Mr. Kirchen 1,969,106 shares.

            Each of CVP I, CVP II, Consumer Associates, Consumer Associates II and each of the General Partners expressly disclaims beneficial ownership of any shares of Common Stock of Select Comfort Corp. reported herein to be beneficially owned by them, except in the case of CVP II, for the 1,962,801 shares which it holds of record, in the case of Mr. Cummin, for the 17,596 shares which he holds of records and in the case of Mr. Kirchen the 43,698 shares which he owns of record (which includes his options to purchase 5,000 shares of common stock).

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            CVP I and Consumer Associates own less than 5% of the outstanding common stock of the Issuer.

                               Page 9 of 14 pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not applicable. CVP I, CVP II, Consumer Associates, Consumer Associates II and each of the General Partners expressly disclaim membership in a "group" as defined in Rule 13d - 1(b)(1)(ii)(J).

Item 9.     Note of Dissolution of Group.
            ----------------------------

            Not Applicable.

Item 10.    Certification.
            -------------

            Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                              Page 10 of 14 pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2000

CONSUMER VENTURE PARTNERS I, L.P.

By:  Consumer Venture Associates, L.P.

     By:              *
     ------------------------------------
         Pearson C. Cummin III
         General Partner

CONSUMER VENTURE ASSOCIATES, L.P.

By:                   *
     ------------------------------------
     Pearson C. Cummin III
     General Partner

CONSUMER VENTURE PARTNERS II, L.P.

By:  Consumer Venture Associates II, L.P.

     By:                 *
          -------------------------------
          Pearson C. Cummin III
          General Partner


CONSUMER VENTURE ASSOCIATES II, L.P.

By:                   *
     ------------------------------------
     Pearson C. Cummin III
     General Partner

                    *
-----------------------------------------
Pearson C. Cummin III

       /s/ Christopher P. Kirchen
-----------------------------------------
Christopher P. Kirchen

                                           *By:  /s/ Christopher P. Kirchen
                                                 ------------------------------
                                                 Christopher P. Kirchen
                                                    Attorney-in-Fact
_____________________________________________________________________________

This Schedule 13G was executed by Christopher P. Kirchen pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 16, 1993, in connection with a Schedule 13G for Natural Wonders, Inc., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

                              Page 11 of 14 pages

                                   EXHIBIT I
                                   ---------

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Select Comfort Corp.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 8, 2000

CONSUMER VENTURE PARTNERS I, L.P.

By:  Consumer Venture Associates, L.P.

     By:              *
     ------------------------------------
         Pearson C. Cummin III
         General Partner

CONSUMER VENTURE ASSOCIATES, L.P.

By:                   *
     ------------------------------------
     Pearson C. Cummin III
     General Partner

CONSUMER VENTURE PARTNERS II, L.P.

By:  Consumer Venture Associates II, L.P.

     By:                 *
          -------------------------------
          Pearson C. Cummin III
          General Partner


CONSUMER VENTURE ASSOCIATES II, L.P.

By:                   *
     ------------------------------------
     Pearson C. Cummin III
     General Partner

                    *
-----------------------------------------
Pearson C. Cummin III

                              Page 12 of 14 pages

       /s/ Christopher P. Kirchen
-----------------------------------------
Christopher P. Kirchen

                                           *By:  /s/ Christopher P. Kirchen
                                                 ------------------------------
                                                 Christopher P. Kirchen
                                                    Attorney-in-Fact
_____________________________________________________________________________

This Agreement was executed pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 16, 1993, in connection with a
Schedule 13G for Natural Wonders, Inc., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as
Exhibit 2.

318DS9901/318.A934741-1

                              Page 13 of 14 pages

                                                                      EXHIBIT II
                                                                      ----------

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Pearson C. Cummin III and Christopher P. Kirchen, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of February, 1993.

                                       /s/Pearson C. Cummin III
                                       ----------------------------------------
                                       Pearson C. Cummin III


                                       /s/G. Clinton Merrick
                                       ----------------------------------------
                                       G. Clinton Merrick


                                       /s/Christopher P. Kirchen
                                       ----------------------------------------
                                       Christopher P. Kirchen


318DS9901/318.A934741-1

                              Page 14 of 14 pages